UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                         Silver Key Mining Company, Inc.
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   82773R 20 2
                                   -----------
                                 (CUSIP Number)

                     Stanford Venture Capital Holdings, Inc.
                              5050 Westheimer Road
                              Houston, Texas 77056
                      Attention: P. Mauricio Alvarado, Esq.
                          Telephone No.: (713) 964-5100
                          -----------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 22, 2002
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper formal shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                      SCHEDULE 13D
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
CUSIP No. 82773R 20 2                                                                                       Page 2 of 9 Pages
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   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
         Stanford Venture Capital Holdings, Inc.
-----------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                           (a)  [ ]
                                                                                                                     (b)  [ ]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*
         WC
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-----------------------------------------------------------------------------------------------------------------------------
    NUMBER OF          7     SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY                3,454,302 shares of Common Stock*
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                0
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  3,454,302 shares of Common Stock*
-----------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,454,302 shares of Common Stock*
-----------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*

-----------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.7%*
-----------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-----------------------------------------------------------------------------------------------------------------------------
* Includes the conversion of 512,820 shares of Series A Preferred Stock into
Common Stock and the exercise of warrants to acquire 256,410 shares of Common
Stock held directly by the Reporting Person and the conversion and exercise all securities that can be acquired within 60 days of the date hereof into Common
Stock - 512,820 shares of Series A Preferred Stock and warrants to acquire
256,410 shares of Common Stock.

                                                      SCHEDULE 13D

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
CUSIP No. 82773R 20 2                                                                                       Page 3 of 9 Pages
-----------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
         R. Allen Stanford
-----------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                           (a)  [ ]
                                                                                                                     (b)  [ ]
-----------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

-----------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware and Antigua
-----------------------------------------------------------------------------------------------------------------------------
    NUMBER OF          7     SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY                3,454,302 shares of Common Stock*
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                0
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  3,454,302 shares of Common Stock*
-----------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,454,302 shares of Common Stock*
-----------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*

-----------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.7% of Common Stock*
-----------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-----------------------------------------------------------------------------------------------------------------------------
*Includes the conversion of 512,820 shares of Series A Preferred Stock into
Common Stock and the exercise of warrants to acquire 256,410 shares of Common
Stock held directly by the Reporting Person and the conversion and exercise all securities that can be acquired within 60 days of the date hereof into Common
Stock - 512,820 shares of Series A Preferred Stock and warrants to acquire
256,410 shares of Common Stock.

Explanatory Note
----------------

         Stanford Venture Capital Holdings, Inc., a Delaware corporation ("SVCH") and R. Allen Stanford ("Stanford") (SVCH and Stanford are sometimes collectively referred to herein as the "Reporting Persons"), hereby make this single joint filing statement on Schedule 13D to report the beneficial ownership of shares of common stock ("Common Stock") of Silver Key Mining Company, Inc., a Nevada corporation (the "Issuer"). This Schedule 13D also reports SVCH and Stanford's ownership of (i) Series A $1.17 convertible preferred stock ("Series A Preferred Stock" or "Preferred Stock"), which is convertible into shares of Common Stock and (ii) warrants (Warrants") to acquire shares of Common Stock. As described in this Schedule 13D, Stanford is joining SVCH in filing this Schedule 13D because, as the sole shareholder of SVCH, Stanford may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by SVCH. The filing of this Schedule 13D shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

Item 1.  Security and Issuer

         This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 200 South Hoover Boulevard, Building 205, Tampa, Florida 33609.

Item 2.  Identity and Background

         (a) - (c) This statement is being filed jointly by Stanford Venture Capital Holdings, Inc., a Delaware corporation ("SVCH"), and R. Allen Stanford, a citizen of the United States and Antigua ("Stanford"). The business address of SVCH and Stanford is 5050 Westheimer Road, Houston, Texas 77056. Stanford is a director of SVCH and is the sole shareholder of SVCH. SVCH's principal business is to provide investment capital and other funding to companies in various industries.

         (d)-(e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to an Agreement and Plan of Merger (the "Merger Agreement") effective as of October 22, 2002 by and among the Issuer, the principal stockholders of the Issuer, Healthcare Quality Solutions, Inc., a subsidiary of the Issuer ("HQS") and Provider Acquisition, LLC ("PAL"), SVCH acquired 1,915,842 shares of the Issuer's common stock. SVCH acquired such shares in exchange for all of its membership interest in PAL. SVCH owned approximately 89% of the membership interests in PAL.

         Pursuant to a Securities Purchase Agreement ("Securities Purchase Agreement") dated October 16, 2002, SVCH has agreed to make an aggregate investment of $2,200,000, in several tranches, subject to the conditions of that agreement (the "Investment"). The Investment will be in the form of Series A Preferred Stock and Warrants of the Company. For its aggregate investment, SVCH will receive 1,880,342 shares of Series A Preferred Stock, convertible (subject to antidilution) into 1,880,342 shares of common stock at an conversion price of $1.17 per share. Each share of Series A Preferred Stock will have ten votes, voting together with the Common Stock on all matters submitted for a vote. Each Warrant will give the holder the right to acquire one share of the Issuer's common stock at an exercise price of $1.17 per share. The Warrants are immediately exercisable and expire on October 21, 2007.

         On October 22, 2002, SVCH acquired 512,820 shares of Series A Preferred Stock and Warrants to acquire 256,410 shares of Common Stock pursuant to the Securities Purchase Agreement. SVCH use funds from its working capital account to advance $600,000 to the Issuer at the closing held on October 22, 2002. Furthermore, within sixty days of October 22, 2002, SVCH has the right to acquire an additional 512,820 shares of Series A Preferred Stock and Warrants to acquire 256,410 shares of Common Stock (which excludes warrants to acquire 256,410 shares of Common Stock that are being transferred to four individuals pursuant to certain Warrant Assignment Agreements as described herein), each of which can be immediately converted or exercised into shares of Common Stock. For more information on SVCH's right to acquire securities of the Issuer, please review the Securities Purchase Agreement which is attached as Exhibit 10.2 to this Schedule 13D. SVCH has also agreed to transfer an aggregate of 50% of any Warrants that it acquires pursuant to the Securities Purchase Agreement to four individuals pursuant to a form of Warrant Assignment Agreement dated October 22, 2002, which is attached hereto as part of Exhibit 10.3 Each individual will receive 12.5% of any Warrants that SVCH acquires pursuant to the Securities Purchase Agreement and the names of these individuals who will receive the assignment of Warrants are William Fusselmann, Daniel Bogar, Osvaldo Pi and Ronald Stein.

         In connection with the Securities Purchase Agreement, the Issuer granted to SVCH certain registration rights with respect to the Series A Preferred Stock and the Warrants, which are contained in a certain registration rights agreement attached hereto as Exhibit 10.4. No later than 180 days following the Closing of the Investment, the Company is required to file an SB-2 Registration Statement under the Securities Act covering all of the shares of Common Stock purchased by SVCH, including shares that may be received through the exercise of Warrants. In the event a filing is not made within 180 days of the Closing, the Company will issue SVCH, as a penalty, additional warrants equal to ten percent (10%) of the warrants originally issued for every quarter the filing is not made. SVCH will have unlimited "piggy back" registration rights. In addition, one of the conditions to SVCH's agreement to enter into the Securities Purchase Agreement was that the minority members of PAL agree to certain lock-up restrictions on the shares of common stock that they received in the merger pursuant to a Lock-Up Agreement between the Issuer, SVCH and the minority members of PAL, which is attached hereto as Exhibit 10.5. The minority members of PAL are (a) Ronald Miller, as Trustee for Marcy Lewis, Gary I. Miller, Michael L. Miller and Ronald L. Miller & Sheila L. Miller, (b) the Estate of Lillian Krause and (c) Brian Milvain. SVCH also agreed to commit an additional $2.4 million to the Issuer, subject to the satisfaction of certain conditions, to finance acquisitions and to satisfy the Issuer' outstanding tax liability, as further set forth in the Equity Financing Commitment Letter, which is attached hereto as Exhibit 10.6.

Item 4.  Purpose of Transaction

         The Reporting Persons purpose in acquiring the shares of Common Stock reported in Item 5(a) hereof is for investment purposes. Except as set forth herein and in the attached exhibits, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) As of October 22, 2002, the Reporting Persons directly own 1,915,842 shares of Common Stock, 512,820 shares of Series A Preferred Stock and warrants to purchase 256,410 shares of the Issuer's common stock. Pursuant to the Securities Purchase Agreement, the Reporting Persons have the right to acquire within sixty (60) days of the date hereof an additional 512,820 shares of Series A Preferred Stock and Warrants to purchase 256,410 shares of the Issuer's Common Stock. The Reporting Persons are deemed to beneficially own 66.7% of the Issuer's issued and outstanding Common Stock (which includes the conversion of 512,820 shares of Series A Preferred Stock into Common Stock, the exercise of Warrants to acquire 256,410 shares of the Issuer's Common Stock and the exercise or conversion of all securities that can be acquired by the Reporting Person within 60 days of the date hereof pursuant to the Securities Purchase Agreement - 512,820 shares of Series A Preferred Stock, which can be converted into 512,820 shares of Common Stock and the exercise of Warrants to acquire 256,410 shares of Common Stock). SVCH directly beneficially owns all the shares of Common Stock to which this Schedule 13D relates. Stanford, as the sole shareholder of SVCH, could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by SVCH.

         (b) SVCH, together with Stanford, has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock and Preferred Stock reported as beneficially owned by it in Item 5(a) hereof.

         (c) The Reporting Persons only transaction in shares of Common Stock and Preferred Stock, respectively, during the past 60 days was the consummation of the Merger Agreement and the Securities Purchase Agreement.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described in Item 3 of this Schedule 13D and in the attached exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which SVCH or Mr.Stanford is a party or is subject.

Item 7.  Materials to be filed as Exhibits

         10.1 Agreement and Plan of Merger effective as of October 22, 2002 by and among the Issuer, certain principal stockholders of the Issuer (the "Principal Stockholders"), HQS and PAL

         10.2 Securities Purchase Agreement dated as of October 16, 2002, by and among the Issuer, the Principal Stockholders and SVCH

         10.3 Form of Warrant Agreement and Warrant Assignment Forms

         10.4 Registration Rights Agreement dated as of October 22, 2002 between the Issuer, SVCH, Daniel Bogar, Ronald Stein, Osvaldo Pi, William Fusselmann and Deluxe Corporation, Inc.

         10.5 Lock-Up Agreement dated as of October 22, 2002 by and among the Issuer, SVCH and the members of PAL

         10.6 Equity Financing Commitment Letter dated October 22, 2002 from SVCH to the Issuer

         10.7 Certificate of Designation of Series A $1.17 Convertible Preferred Stock

         99.1 Joint Filing Agreement, dated as of October 22, 2002, by and between Stanford Venture Capital Holdings, Inc. and R. Allen Stanford

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 22, 2002                                 /s/ R. Allen Stanford
                                                       -------------------------
                                                       R. Allen Stanford

                                                       STANFORD VENTURE CAPITAL
                                                       HOLDINGS, INC.

Date: October 22, 2002                                 /s/ Jim Davis
                                                       -------------------------
                                                       Name: Jim Davis
                                                       Title: President

                                  EXHIBIT INDEX


10.1 Agreement and Plan of Merger effective as of October 22, 2002 by and among the Issuer, certain principal stockholders of the Issuer (the "Principal Stockholders"), HQS and PAL

10.2 Securities Purchase Agreement dated as of October 16, 2002, by and among the Issuer, the Principal Stockholders and SVCH

10.3 Form of Warrant Agreement and Warrant Assignment Form

10.4 Registration Rights Agreement dated as of October 22, 2002 between the Issuer, SVCH, Daniel Bogar, Ronald Stein, Osvaldo Pi, William Fusselmann and Deluxe Corporation, Inc.

10.5 Lock-Up Agreement dated as of October 22, 2002 by and among the Issuer, SVCH and the members of PAL

10.6 Equity Financing Commitment Letter dated October 22, 2002 from SVCH to the Issuer

10.7 Certificate of Designation of Series A $1.17 Convertible Preferred Stock

99.1 Joint Filing Agreement, dated as of October 22, 2002, by and between Stanford Venture Capital Holdings, Inc. and R. Allen Stanford.